NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA
David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com www.duanemorris.com

April 20, 2018

Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	The Lovesac Company Draft Registration Statement on Form S-1 Submitted December 20, 2017 CIK No. 0001701758

Dear Ms. Ransom:

On behalf of The Lovesac Company (the “Company”), we respond as follows to the Staff’s comment letter, dated January 19, 2018, relating to the above-captioned draft registration statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to your request, the Company has supplementally provided you under separate cover with all written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

April 20, 2018

2.	You cite in your prospectus certain statistics and other information from Furniture Today and Mintel. Please supplementally provide us with the materials that contain this information.

In response to your request, the Company has supplementally provided you under separate cover with the reports requested and noted in such reports where the corresponding information can be found in the Registration Statement.

Artwork

3.	We note that the third graphic image contained in your gatefold artwork includes certain categories that make up your “customer profile.” Please expand the disclosure in your prospectus summary to clarify the extent to which each of these categories represents your existing customer base versus your “target” customer base (which you describe on page 2).

The Company believes that there is significant overlap in the profiles of its existing customer base and its target customer. The Company has revised the disclosure on page 2 of the Registration Statement to include an explanation of this overlap, as requested.

Prospectus Summary, page 1

Our Business, page 1

4.	We note your disclosure of product-by-product sales growth in recent fiscal periods. Please balance this disclosure by disclosing the overall net losses you have incurred in those periods.

The Company has revised the disclosure on page 1 of the Registration Statement to show the overall net losses incurred by the Company, as requested.

April 20, 2018

Sales Channels, page 2

5.	We note your disclosure on page 2 and elsewhere in the prospectus regarding your recent partnership with Costco. Please revise to clarify whether you have an ongoing arrangement with Costco and, if so, revise your disclosure to provide the percentage of overall sales you generated from this arrangement.

The Company has not entered into a written agreement with Costco. However, the Company has an ongoing arrangement with Costco to open additional shop in shops. The Company has revised the disclosure on pages 2, 53 and 58 of the Registration Statement, as requested.

Our Competitive Strengths, page 3

Innovative Business Model, page 3

6.	You state here and on page 54 that “the shipping footprint of Sactionals [are] at least twice as efficient as traditional couches . . . .” Please revise to disclose the source of this statistic.

The Company has revised the disclosure on pages 3 and 56 of the Registration Statement to remove that statistic.

Strong Brand Loyalty, page 4

7.	On pages 4 and 51, you state that your calculation of the customer lifetime value (“CLV”) statistic is “based upon actual historical customer data.” Please expand this disclosure to explain how you calculate CLV.

The Company has revised the disclosure on pages 4, 53 and 57 of the Registration Statement, to describe how it calculates CLV.

Continue to Build on Our Brand Awareness, page 5

8.	Please specify the source of your statement on pages 5 and 56 that your brand awareness is less than 1% among all consumers nationally.

In April 2017, the Company conducted an internal benchmarking study with respect to its brand awareness, which study has been supplementally provided to you under separate cover. The Company has revised the disclosure on pages 5 and 58 of the Registration Statement to note the April 2017 study as the source of this statistic.

April 20, 2018

Update Showrooms and Add Other Locations, page 5

9.	We refer you to your statement on pages 5 and 56 that you “have experienced enhanced productivity and negotiated more favorable lease terms” in connection with your showroom renovations. Please expand your disclosure to explain your reference to “enhanced productivity” in the context of your Comparable Showroom Sales Change. If such showroom changes have been made too recently to be captured in such metric, please state as much.

The Company views “enhanced productivity” in the context of comparable showroom sales change. The Company has revised the disclosure on pages 5 and 58 of the Registration Statement to include disclosures of sales growth in fiscal 2018 for both renovated showrooms and non-renovated showrooms as compared to the prior fiscal year.

Summary of the Offering, page 9

10.	In the bullet points at the bottom of this page, you indicate that the number of shares included in this summary and throughout your prospectus does not reflect the exercise of outstanding warrants at an exercise price per share equal to the offering price. Please tell us why the exercise price disclosed here for these warrants differs from the exercise price disclosed in Note 8 to your interim financial statements of $7.11 per share. If these disclosures continue to differ, please revise your prospectus in an appropriate location to explain to your investors why the exercise price will become the offering price, and make a similar revision to the footnotes to your financial statements.

The calculation of the exercise price of the Company’s warrants varies upon the occurrence of certain events, including the Company’s initial public offering. The Company has revised Note 7 to its consolidated financial statements for the years ended February 4, 2018 and January 29, 2017, to include a detailed explanation of how the exercise prices of the warrants are calculated. The Company has further revised the disclosure on pages 9 and 32 of the Registration Statement to direct readers to Note 7 to its consolidated financial statements for the years ended February 4, 2018 and January 29, 2017 for a further description of the warrants.

Risk Factors, page 14

Risks Relating to this Offering and Ownership Of Our Common Stock, page 25

“Our principal stockholder, SAC Acquisition LLC, will continue to have significant influence over us . . . ,” page 25

11.	Please expand this risk factor to discuss the risks attendant to Mistral’s control of your principal stockholder. Please also identify those of your directors who are principals of Mistral.

The Company has revised the disclosure on page 26 of the Registration Statement to identify the principals of Mistral and to disclose Mistral’s ownership in the Company immediately following the offering.

“Holders of our outstanding warrants to purchase common stock will own a significant portion . . . ,” page 26

April 20, 2018

12.	Please disclose the percentage of your common stock that will be held by current warrant holders after exercise.

The Company has revised the disclosure on page 26 of the Registration Statement, as requested.

“We are an emerging growth company . . . ,” page 28

13.	Please disclose here that you have elected to take advantage of the extended transition period for new or revised accounting standards (as you indicate on the facing page and on page 8).

The Company has included a disclosure of its irrevocable election to take advantage of the extended transition period for new accounting standards on page 28 of the Registration Statement.

Use of Proceeds, page 31

14.	In the fourth paragraph under this heading, you indicate that in March 2017, you issued to Siena Funding Group LLC a promissory note in the aggregate principal amount of $7 million. For the ease of your readers, please revise this description of your indebtedness to conform with the description in Note 7 to your interim financial statements. Note 7 indicates that you obtained a line of credit for up to $7 million and that at the most recent balance sheet date your outstanding balance was $2.3 million.

Please note that the line of credit with Siena Funding Group LLC (“Siena”) has been refinanced through a credit facility with Wells Fargo Bank, National Association (“Wells Fargo”) and thus is no longer outstanding. The Company has revised the disclosure on page 46 of the Registration Statement to include a description of the Wells Fargo credit facility and has included a description in Note 12 to its consolidated financial statements for the years ended February 4, 2018 and January 29, 2017. The Company does not expect the proceeds of the offering to be used to repay debt, if any, and have removed reference to this in “Use of Proceeds”.

April 20, 2018

Capitalization, page 32

15.	We note that your total capitalization equals the sum of your total liabilities and total stockholders’ equity. Please tell us why you believe this calculation is appropriate given that capitalization is generally defined in practice as the sum of a company’s debt and equity. As part of your response, please tell us why you believe current liabilities such as accounts payable and payroll payable reflect the capitalization of your company.

The Company has revised the disclosure on page 32 of the Registration Statement to conform the Company’s capitalization to the standard calculation using the Company’s equity. The Company has no long term indebtedness and nominal debt of any kind as of the date of the Capitalization Table.

16.	Please revise the narrative above this table to more clearly indicate, if true, that the pro forma as adjusted capitalization will give effect to the conversion of your convertible preferred stock into common stock. Please also revise the disclosure at the bottom of this page referencing the conversion of your preferred stock to clarify, if true, that the foregoing table does not reflect this conversion in all of its columns, but rather only reflects the conversion in the pro forma as adjusted column.

The Company has revised the disclosure on page 32 of the Registration Statement to note that only the pro forma as adjusted capitalization will give effect to the conversion of its convertible preferred stock into common stock.

17.	We note that your presentation of pro forma as adjusted capitalization will give effect to the sale of shares in your offering. Since it appears from your disclosure under “Use of Proceeds” that you will use a portion of the proceeds to repay debt, please tell us how you considered reflecting this repayment of debt in your pro forma as adjusted capitalization to more completely reflect your expected capitalization following this offering.

The Company has revised the disclosure on page 32 of the Registration Statement to reflect that it no longer intends to use proceeds from the offering to pay down its debt.

April 20, 2018

Dilution, page 33

18.	We note the first dilution table will present pro forma net tangible book value per share and pro forma as adjusted net tangible book value per share after this offering. However, the narrative above this table does not define pro forma net tangible book value per share. Please revise the narrative above the table to explain how pro forma net tangible book value is calculated, similar to the disclosure you currently provide for pro forma as adjusted net tangible book value.

The Company has revised the disclosure on page 33 of the Registration Statement to note that pro forma net tangible book value per share represents the amount of its total tangible assets less total liabilities, divided by the total number of shares outstanding, after giving effect to the offering and after deducting the expenses associated with the offering (including underwriting discounts).

Selected Consolidated Financial Information, page 34

19.	Please refer to the “other non-recurring expenses” adjustment you make on page 36 in arriving at Adjusted EBITDA. Please tell us in more detail each major category of non-recurring expense that is included in this adjustment and quantify in your response the dollar amount of each such category for each period for which you present Adjusted EBITDA. It appears from your disclosure that store pre-opening and closing costs may be one such category. Also tell us why this adjusting item currently is not quantified in your filing. We may have further comments based upon your response.

Note that store pre-opening and closing costs are not being included in “Other Expenses.” The Registration Statement has been revised on pages 13 and 36 of the Registration Statement to provide more detail of each major category of “Other Expenses,” as requested.

Management’s Discussion and Analysis, page 37

20.	In an appropriate place in this discussion, please disclose the total number of showrooms you intend to open or remodel in FY19 and the associated costs.

The Company has revised the disclosure on page 37 of the Registration Statement to include the total number of showrooms it intends to open, remodel, and close in fiscal 2019, as well as a range of anticipated aggregate costs associated with the opening and remodeling of its showrooms.

Overview, page 37

21.	Please elaborate upon the associated costs and relative prioritization you intend to implement with respect to your plans to increase brand awareness and update or add showroom locations. In doing so, please discuss how this will impact your ability to become profitable.

The Company intends to pursue simultaneously the implementation of its marketing and showroom renovation plans. The Company has revised the disclosure on page 37 of the Registration Statement to clarify the Company’s approach and its anticipated effect on its ability become profitable.

April 20, 2018

How We Assess the Performance of Our Business, page 38

22.	We note the discussion on pages 4 and 51 regarding repeat customers, CLV and CAC statistics. Please expand the disclosure in this section to include your repeat customer percentage, CLV, and CAC metrics for the periods presented, as well as any other metrics you use to monitor client acquisition, retention, and engagement.

The Company views CLV as a fixed estimate of the average gross profit it expects to receive from each of its customers during the customer’s purchasing lifetime. As noted above, the Company has revised the disclosure on pages 4, 38, 53 and 57 of the Registration Statement, to articulate how it calculated its CLV. Because the Company views CLV as a fixed estimate, CLV would not vary for the periods presented.

With respect to CAC, the Company believes that its fiscal 2018 CAC is the first CAC to reflect fully its current operating strategy. The Company calculates CAC on an annual basis by dividing the Company’s expenses associated with acquiring new customers for a fiscal year by the number of new customers acquired in that fiscal year. The Company includes premium rent for locations above commercial rates, media costs to new customers, and a portion of showroom merchandising costs in its marketing expenses when calculating CAC. Because prior year CAC metrics may not be representative of how the Company currently operates or plans to operate, the Company respectfully submits that inclusion of prior year CAC metrics would be misleading or immaterial to investors. The Company may include a comparative analysis of its CAC for periods after fiscal 2018 in future annual reports.

With respect to repeat customer percentages, the Company has revised the disclosure on pages 39 and 41 of the Registration Statement, as requested.

Comparable Showroom Sales, page 38

23.	You state here, “If a showroom was closed for any period of time during the measurement period, that showroom is excluded from comparable showroom sales.” Please revise to disclose the number of showrooms excluded on this basis. Please also disclose any metrics you use to monitor the performance of your new showroom concept.

The Company has revised the disclosure on page 38 of the Registration Statement to include the number of showrooms excluded during the relevant measurement periods. The Company uses sales growth as a metric to monitor the performance of its new showroom concept and has included comparative data of sales growth in renovated showrooms and non-renovated showrooms on pages 5, 40 and 58 of the Registration Statement.

April 20, 2018

Basis of Presentation and Results of Operations, page 39

24.	Please expand upon the drivers of changes in net sales during the periods presented, and, where applicable, quantify the proportion of change attributable to each driver. For example, elaborate upon your customers’ “favorable reaction to [y]our Sactionals products” to explain whether this means that you experienced greater sales in that product in particular and, if so, whether it is due to changes in volume or price or other reasons. Refer to Item 303(a)(3)(iii) of Regulation S-K and, for guidance, Section III.B of SEC Release No. 33-8350.

The Company has revised the disclosure on page 40 of the Registration Statement to note that the increase in net sales in fiscal 2018 versus fiscal 2017 and the increase in net sales in fiscal 2017 versus fiscal 2016 primarily reflected an increase in new customers and an increase in units sold which reflects a higher average order volume per customer.

25.	Where you discuss changes in net sales, please revise to quantify the amount of sales attributable to comparable showroom sales so as to put your reference to “in large part” in context.

The Company has revised the disclosure on page 40 of the Registration Statement to quantify the amount of sales attributable to comparable showroom sales.

Liquidity and Capital Resources, page 42

Net Cash (Used in) Provided by Operating Activities, page 43

26.	We note that your analysis of cash used in operating activities for each historical period states that you experienced a decrease in working capital. However, based on a review of your financial statements, it appears that the amount of your total working capital increased in each period, which is consistent with your discussion of the individual working capital accounts. Please revise to state that working capital increased in each period.

Working capital did increase, however, the corresponding increase in the Company’s assets resulted in a negative effect on the Company’s cash flow. The Company has revised the disclosure on page 44 of the Registration Statement to clarify that changes in operating assets and liabilities resulted in net cash used in each historical period.

April 20, 2018

27.	We note that your inventory balance significantly increased during the interim period of fiscal 2018 and your inventory turnover ratio significantly declined. If the annual period for fiscal 2018 continues to reflect a significant decline in your inventory turnover, please comply with the following:

●	Please expand your analysis of liquidity in an appropriate location to provide management’s insight into the underlying factors impacting this decline in inventory turnover and how this is impacting your liquidity. Refer to Item 303(A)(1) of Regulation S-K.

There is no longer a significant decline in the Company’s inventory turnover. The Company’s inventory turnover increased for fiscal 2018 as compared to fiscal 2017.

●	Please expand your critical accounting policy on page 46 related to merchandise inventories to more clearly address the uncertainties associated with your assumptions and estimates related to inventory in periods when inventory builds up and turnover declines.

On page 48 of the Registration Statement, the Company has revised its critical accounting policy disclosure in its fiscal year-end financial statements to more clearly address the uncertainties associated with the Company’s assumptions and estimates related to inventory in periods when inventory builds and turnover declines.

Net Cash Used in Investing Activities, page 43

28.	We note your capital expenditures in each historical period relate to both remodeling existing showrooms and opening new showrooms. We further note from a review of your statements of cash flows that your capital expenditures in each historical period were funded by issuances of various types of equity, particularly given that your operating activities required a significant net use of cash in each historical period. Given your disclosure at the top of page 38 that you intend to continue to increase the number of showrooms and renovate existing showrooms, please expand your analysis of liquidity in an appropriate location to discuss how you expect to fund your expansion or remodeling plans during fiscal year 2019. Specifically, please clarify whether you anticipate continuing to issue equity, assuming new debt, or using the proceeds from this offering. Refer to Item 303(A)(1) of Regulation S-K.

The Company has revised the disclosure on page 44 of the Registration Statement to note that the Company intends to fund the expansion of the showrooms and remodels of the showrooms with cash generated from operating activities and borrowings under the Company’s credit facility.

April 20, 2018

Contractual Obligations, page 44

29.	It appears that interest payments on your line of credit may represent a significant contractual cash obligation for you. Please disclose interest payments associated with the debt obligations such as your revolving line of credit either in a tabular or narrative format. Please refer to footnote 46 of SEC Interpretive Release 33-8350.

As a result of the refinancing of the Company’s line of credit, the Company does not currently have significant interest payments due. The Company has revised the disclosure on page 46 of the Registration Statement to reflect this.

Business, page 48

Sales Channels, page 51

30.	You state here that you “outpaced many of [y]our competitors in showroom productivity” and you offer quantified information. Please provide the quantified information.

The Company has revised the disclosure on page 53 of the Registration Statement to modify this disclosure.

Customers, page 51

31.	On page 51, you state your belief that your CLV to CAC ratio is, “based on publicly available information . . . attractive relative to competitors.” Please revise to disclose this publicly available information and the source thereof.

The Company has revised its disclosure to remove the reference to the comparison of the Company’s CLV and CAC relative to the Company’s competitors.

Brand Awareness – “See It,” page 52

32.	Please revise the disclosure here to define “purchase conversion rate” and to quantify the extent to which your brand’s purchase conversion rate is “high relative to its competitors.”

The information relating to purchase conversion rates is based on internal research conducted in 2014, which has been supplementally provided to you under separate cover. In this study, consumers stated their intent to convert from considering purchasing to purchasing Sactionals was at a higher rate than certain of the Company’s competitors. The Company has revised the disclosure on page 54 of the Registration Statement to remove the comparative claim,

April 20, 2018

33.	Please disclose the basis of your claims on pages 52 and 53 that your online marketing tactics “have proven to generate a positive return on investment” and that your showrooms “have proven to be a very effective means to facilitate consumers experiencing [y]our products firsthand.”

The Company has revised the disclosure on page 54 of the Registration Statement to quantify the Company’s return on investment for digital marking. Regarding the efficacy of showrooms, the Company reviewed internal data regarding purchase conversion rates of customers who visited both the Company’s website and showroom and the purchase conversion rates of customers who visited only the Company’s website. The Company has revised the disclosure on page 55 of the Registration Statement to include comparative data on the purchase conversion rates of these groups of customers.

Intellectual Property, page 57

34.	Please disclose the duration of all patents and trademarks you hold. Refer to Item 101(c)(1)(iv) of Regulation S-K.

The Company has revised the disclosure on page 59 of the Registration Statement, as requested.

Security Ownership of Certain Beneficial Owners and Management, page 71

35.	Please revise to identify the natural person(s) with beneficial ownership over the securities held by SCGPM, LLC.

The Company has revised the disclosure on page 74 of the Registration Statement, as requested.

Certain Relationships and Related Party Transactions, page 73

36.	With respect to the transactions with Mistral and Satori that you disclose in this section, please revise to identify your directors or executive officers who are principals of those entities. Please also disclose that one of your directors, Mr. Phoenix, is also a director of Blueport Commerce (as you disclose on page 61). Refer to Item 404 of Regulation S-K.

The Company has revised the disclosure on page 76 of the Registration Statement, as requested.

April 20, 2018

Financial Statements for the Fiscal Year Ended January 29, 2017

General

37.	Please tell us whether the reverse stock split you disclose on page 7 of your filing will be effected prior to your request for effectiveness of this Form S-1. If so, please confirm that you will give retroactive effect to the reverse stock split in your financial statements and earnings per share disclosures. Refer to the guidance in SAB Topic 4.C and ASC 260-10-55-12.

The Company has not concluded whether the reverse stock split will be effected prior to the Company’s request for effectiveness. If the Company choses to do so, it will give retroactive effect to the reverse stock split in its financial statements and earnings per share disclosures.

Note 1 - Operating and Significant Accounting Policies

General

38.	We note that you do not provide any of the disclosures contemplated ASC 280-10-50. Please tell us in detail how you determined that none of these disclosures are applicable to you. In doing so, please respond to the following:

●	Please tell us how many operating segments you have and whether any operating segments have been aggregated to form your reportable segments. If you have determined that you have a single operating and reportable segment, please consider making a disclosure to that effect in an appropriate location in the footnotes to your financial statements to clarify this matter to your investors.

●	Also tell us how you determined the disclosure required by ASC 280-10-50-40 is not applicable to you. In doing so, tell us how you determined that products such as couches, beanbag chairs, and accessories are a single similar group of products.

ASC 280-10-50-11 permits entities to aggregate two or more operating segments into a single operating segment “if aggregation is consistent with the objective and basic principles of [ASC 280-10], if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

The nature of the products and services – The Company believes the nature of the products and services of the Company are the same regardless of the channel being sold through.

April 20, 2018

The nature of the production processes – The Company believes the nature of the production process for the Company’s products is the same regardless of the channel being sold through.

The type or class of customer for their products and services – The Company believes its customer is the same regardless of the channel being sold through.

The methods used to distribute their products or provide their services – The Company only maintains one inventory from which all channels sales are sourced.

Although the Company has two operating segments, showrooms and web, they meet the aggregation criterion which permits entities to aggregate two or more operating segments into a single operating segment.

The Company has revised Note 10 to its consolidated financial statements for fiscal 2018 and 2017 to provide additional disclosure of sales by product groups: Sactionals, Sacs, and Other.

The Company’s management reviews sales level information by sales channel on a consolidated basis each month. The Company’s management assesses channel performance by reference to sales. While each channel has certain unallocated operating expenses, these expenses are not reviewed by the chief operating decision maker on a channel basis, but rather on a consolidated basis.

April 20, 2018

39.	Several of your accounting policies indicate that you do not record various types of reserves because you have concluded the amounts would be immaterial. Please tell us how you considered the aggregate impact of not recording multiple reserves on your historical financial statements. Provide us with your detailed analysis supporting your belief, if true, that the aggregate impact of unrecorded reserves on your financial statements is not material.

The Company believes that the concept of materiality recognizes that some matters, either individually or in the aggregate, are important for fair presentation of financial statements in conformity with generally accepted accounting principles and in evaluating whether the financial statements taken as a whole are fairly presented in all material respects in conformity with GAAP.

When management makes a determination that amounts would be immaterial, it considers quantitative and qualitative factors to ensure that it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion or correction of the reserve. The Company is regularly assesses if any changes to its business would require the need for reserves.

The Company did not record a reserve for uncollectible trade accounts receivable as of February 4, 2018 or January 29, 2017. Trade accounts receivable are predominately comprised of credit card receivables and a wholesale receivable related to Costco sales. Credit card receivables made up approximately 44% and 66% of total trade receivables as of February 4, 2018 and January 29, 2017 respectively. Credit card receivables are typically collected within 2-3 business days of processing the transaction. Receivables related to Costco sales are processed weekly and average terms of payment is within 30 days of shipment of product. The Company monitors these receivables on a monthly basis and if there is any indication of a transaction not being collected, it is written off immediately.

As of February 4, 2018 and January 29, 2017, the Company did not record a warranty reserve as warranty expense is immaterial to the Company’s financial position as it is less than 1% of net revenues in both of the years presented. The Company will continue to monitor and record a reserve when the liability becomes material to the financial statements.

Revenue Recognition, page F-26

40.	We note your statement that reductions for estimated returns, allowances and discounts are not material for any period presented and therefore no reserves are currently being recorded. To assist us in understanding why this accounting is appropriate, please tell us the quantified amount of sales that were returned in each period presented in your historical financial statements. Also explain to us in more detail what you are contemplating when you refer to allowances and discounts and explain the reserves that would have been recorded against revenue for these types of items.

The Company has removed the reference to allowances and discounts. Allowances and discounts are processed immediately at the time of purchase and are netted against sales; therefore no reserves or accruals are needed. Regarding estimated returns, the Company does not systematically measure returns versus other types of sales transactions needing to be adjusted, i.e. change to ship-to location. Any type of change made to an original sales transaction is processed in the Company’s system as a return and then rebilled.

The Company monitors daily sales activity as compared to budget. If returns were significant in any one accounting period, the Company would be able to identify this as it would affect performance in a specific accounting period.

April 20, 2018

Gift Certificates and Merchandise Credits, page F-28

41.	Please tell us the amount of breakage you recognized in each period presented in your historical financial statements.

The Company’s gift cards do not have an expiration date, therefore there is no breakage associated with them and no breakage is recorded by the Company. The Company honors gift cards beyond any applicable statute of limitations.

Product Warranty, page F-31

42.	We note you offer in certain instances a lifetime warranty. Tell us in more detail how you determined that a warranty reserve would be immaterial and why it is appropriate not to record a reserve for any period in your historical financial statements.

The Company offers varying degrees of warranty levels depending on product type. The Company believes its warranty expenses are immaterial to the financials because for 2018, 2017 and 2016, its warranty expense was less than 1% of net sales.

The Company will continue to monitor the warranty claims and policies and address the potential of a warranty liability if the need arises.

Item 17. Undertakings, page II-4

43.	Please revise to include the undertaking set forth in Item 512(f) of Regulation S-K.

The Company has revised the disclosure on page II-4 of the Registration Statement, as requested.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to the Registration Statement or this letter.

Very truly yours,

/s/ David N. Feldman
David N. Feldman

cc:	Shawn Nelson, Chief Executive Officer